Mail Stop 3561
							July 21, 2005


Mr. Dennis Robinson
Treasurer and Chief Financial Officer
Avani International Group Inc.
#328-17 Fawcett Road
Coquitlan, B.C., Canada, V3K 6V2

		RE:	Avani International Group Inc.
			Form 10-KSB for Fiscal Year Ended December 31, 2004
			Filed April 15, 2005
			Form 10-QSB/A for Quarterly Period Ended March 31,
2005
			File No. 001-14415

Dear Mr. Robinson:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Item 5. Market for Common Equity and Related Stockholder Matters, page 15

1. Please revise to disclose the approximate number of holders of record of your common equity. Refer to Item 201(b) of Regulation
S-
B.

Item 8A. Controls and Procedures, page 29

2. Please revise your disclosure regarding changes to internal controls over financial reporting to identify "any changes," not just
"significant" changes, which have materially affected, or are reasonably likely to materially affect, your internal controls over
financial reporting.  See Item 308(c) of Regulation S-B.    Please
also make conforming revisions to your Form 10-QSB/A for the period ended March 31, 2005.

Financial Statements, page 45

General

3. Please tell us in detail how you determined that Avani 02 is a variable interest entity subject to consolidation according to the provisions of FIN 46(R). Please ensure your response makes reference to the specific condition in paragraph 5 of FIN 46(R) which is satisfied and thus makes Avani 02 a variable interest entity. It would also be helpful if your response addresses in detail the capitalization/equity structure of Avani 02. With respect to the conditions in paragraph 5 of FIN 46(R), we note that the ongoing disputes between you and Avani 02 call into question your ability to control this entity, notwithstanding the fact that you have the ability to appoint two of the three directors on Avani 02`s Board of
Directors. You may want to address this in your response as well.

Report of Independent Registered Accounting Firm, page F-3

4. We note that in opining on your financial statements, your principal auditors, BDO Dunwoody LLP, relied in part on the audit report of E.S. Lim & Co. However, it appears that the audit report on which your principal auditor relied is dated after the report date of the principal auditors` report. Please tell us how you plan to have your auditors revise their respective reports to remedy this apparent deficiency in your principal auditors` opinion.

5. Please have your independent accountants revise their report to make reference in the scope paragraph to the other auditors with whom responsibility for the audit has been divided. For example, they should state in the last sentence of the scope paragraph, "[w]e believe that our audits and the report of the other auditors provides a reasonable basis for our opinion." Refer to paragraph 7 of AU
Section 543 of the codification of Statements of Auditing
Standards.

Consolidated Statements of Operations and Comprehensive Loss, page
F-
6

6. It appears that the line items captioned "loss on disposal of assets" and "foreign exchange gain (loss)" represent operating items that should be classified within earnings/loss from operations.
In
this regard, please note that absent compelling evidence that these items are unrelated to transactions made during the ordinary course of your operations, we believe that the gains and losses should be classified in operating income. Please revise your statements of operations accordingly or otherwise advise us as to why you believe your classification of these items as non-operating is appropriate.

Consolidated Statements of Cash Flows, page F-8

7. With a view towards enhancing your disclosures, please tell us how the beginning of the year cash and cash equivalents balance for Avani
O2 is treated in the statements of cash flows. Also indicate why you believe this treatment is consistent with GAAP and SFAS 95.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Revenue Recognition, page F-10

8. Please disclose your policy for recognizing income from
unclaimed
security deposits.   We note that such income was material to your
operating results in fiscal 2004.

Note 16. Major Customer, page 46

9. We note that approximately 88% of your accounts receivable outstanding are due from one Malaysian customer. Based on your disclosure of the annual sales to this customer and the balance in accounts receivable from this customer, it appears that a substantial portion of this receivable balance may have been outstanding for a long time. Accordingly, please tell us and revise your discussion of liquidity in MD&A to discuss this customer`s payment terms and how this large receivable balance was considered in arriving at your allowance for doubtful accounts as of the balance sheet date. Please also ensure we understand how your lack of an allowance against this
receivable is consistent with your various statements throughout the
Form 10-KSB which call into question the realizability of the receivable. For example, we note your disclosure on page 27 that you have had to set up a payment plan with the customer to try to collect
the balance.  We also note that in your discussion of liquidity
and
capital resources on page 23, you allude to the fact that this
receivable may not be collectable.   Lastly, please confirm that
Avani O2 does not provide payment terms that allow its customers to defer payment until sale of the products by the customers.

Exhibit 31.1

10. Please revise your certifications to read exactly as set forth in
Item 601 of Regulation S-B. Please similarly amend your Form 10-QSB/A for the period ending March 31, 2005. Please ensure you file the entire Forms 10-KSB and 10-QSB/A in the amended documents, and not just the amended certifications.

Form 10-QSB/A for Quarterly Period Ended March 31, 2005

General

11. Please ensure your amended Forms 10-KSB and 10-QSB/A include an explanatory note at the front of the documents which explain the nature of the revisions to the documents. In this regard, we note that it is unclear why your Form 10-QSB for the period ended March 31, 2005 was amended on May 23, 2005.

12. Please address the Form 10-KSB comments above in your amended
Form 10-QSB/A, as applicable.

Item 2. Management`s Discussion and Analysis

Results of Operations

Three Months Ended March 31, 2005 compared with Three Months Ended
March 31, 2004

Item 3. Effectiveness of the Registrant`s Disclosure Controls and
Procedures

13. Disclosure controls and procedures are defined in Rules 13a-
15(e)
or 15d-15(e) under the Securities Exchange Act of 1934, not Rule
13a-
14(c).  Please revise your filing accordingly.

14. Please revise your disclosure to provide an unqualified conclusion as to whether your disclosure controls and procedures were effective as of the end of the period covered by the report. Your current disclosure that your disclosure controls and procedures
"have
functioned effectively" is ambiguous in this regard.

15. Your principal executive and financial officers only concluded that your disclosure controls and procedures were effective "so as to provide those officers the information necessary whether . . ." Please revise to state whether the same officers concluded the controls and procedures were effective in 1) timely alerting them to material information relating to the Company required to be included in the Company`s periodic filings under the Exchange Act; and 2) ensuring that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to Robyn Manuel at (202) 551-3823.
Any other questions may be directed to me at (202) 551-3843.

								Sincerely,



								George F. Ohsiek, Jr.
								Branch Chief

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Mr. Dennis Robinson
Avani International Group Inc.
July 21, 2005
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